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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 12)*

                              AXA FINANCIAL, INC.
            (formerly known as The Equitable Companies Incorporated)
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                  29444G 10 7
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                                 (CUSIP Number)

              CHRISTIANNE BUTTE, HEAD OF CENTRAL LEGAL DEPARTMENT
                            AXA, 21 AVENUE MATIGNON
                              75008 PARIS, FRANCE
                             (011 33 1) 40 75 56 38
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                WITH A COPY TO:
                             PETER S. WILSON, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000

                               DECEMBER 23, 2000
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            (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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    This Amendment No. 12 amends and supplements the Statement on Schedule 13D
("Schedule 13D") initially filed on August 3, 1992 with the Securities and Exchange Commission (the "SEC"), as amended and restated in its entirety by Amendment No. 8 to the Schedule 13D ("Amendment No. 8") filed on October 24, 2000 with the SEC by AXA, Finaxa, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, AXA Conseil Vie Assurance Mutuelle, Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, as Trustees under the Voting Trust Agreement, and Lor Finance, S.A. (collectively, the "Reporting Persons") as further amended by Amendment No. 9 to the Schedule 13D filed on December 8, 2000, Amendment No. 10 to the Schedule 13D filed on December 14, 2000 and Amendment No. 11 filed on December 21, 2000, which Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of AXA Financial, Inc., a Delaware corporation formerly known as The Equitable Companies Incorporated (the "Company").

    Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in Amendment No. 8.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    Item 5 is hereby amended and supplemented by adding the following:

    "On December 26, 2000, AXA and AXA Merger Corp. announced the completion of the initial offering period of their joint exchange offer (the "Offer") for all outstanding publicly held shares of Common Stock, par value $.01 per share (the "Shares") of the Company for 0.295 of an American Depositary Share of AXA and $35.75 net to the seller in cash, without interest thereon, per Share. The Offer expired at 12:00 midnight, New York City time, on Friday, December 22, 2000, at which time approximately 143,798,170 Shares were validly tendered, including approximately 27,116,880 Shares tendered pursuant to notice of guaranteed delivery. The tendered Shares, including the Shares tendered pursuant to notice of guaranteed delivery, correspond to approximately 82% of the publicly held Shares. AXA and AXA Merger Corp. have accepted all such Shares for payment. After payment for the tendered Shares, AXA and its subsidiaries, including AXA Merger Corp., will increase their ownership from approximately 60% to approximately 93% of the issued and outstanding Shares.

    The subsequent offering period for the Offer began at 9:00 a.m. New York City time, on Tuesday, December 26, 2000 and will expire at 12:00 midnight, New York City time, on Friday, December 29, 2000. During the subsequent offering period, Shares will be accepted and promptly paid for as they are tendered. The same per Share consideration paid during the initial offering period is extended through the subsequent offering period. Shares that are tendered during the subsequent offering period may not be withdrawn.

    Following the subsequent offering period, AXA intends to cause AXA Merger Corp. to merge with and into the Company. In the merger, the remaining public shareholders of the Company would receive the same per Share consideration that they would have received in the Offer, subject to the exercise of appraisal rights under Delaware law. It is currently anticipated that the merger will be completed on or about January 2, 2001. When the merger is completed, the Company will be wholly owned by AXA."

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2000

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                                                       AXA*

                                                       By:         /s/ GERARD DE LA MARTINIERE
                                                            -----------------------------------------
                                                                  Name: Gerard de La Martiniere
                                                                  Title: Chief Financial Officer
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*       Pursuant to the Filing Agreements with respect to the
        Schedule 13D among the Reporting Persons, filed as Exhibit 8 to the Schedule 13D, this statement on Schedule 13D is being filed by AXA on behalf of each of AXA, Finaxa, AXA
        Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle,
        AXA Courtage Assurance Mutuelle (formerly known as Uni
        Europe Assurance Mutuelle) and AXA Conseil Vie Assurance
        Mutuelle (formerly known as Alpha Assurances Vie Mutuelle
        and into which Alpha Assurances I.A.R.D. Mutuelle was
        merged), Claude Bebear, Patrice Garnier and Henri de
        Clermont-Tonnerre, as Trustees under the Voting Trust
        Agreement, and Lor Finance, S.A.
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